UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FINAL AMENDMENT
TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HELIX BIOMEDIX, INC.

(Name of Subject Company (issuer) and Name of Filing Persons (offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David H. Kirske
Vice President and Chief Financial Officer
Helix BioMedix, Inc.
22122 20th Avenue S.E., Suite 148
Bothell, WA 981021
(425) 402-8400
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Jim D. Johnston, Esq.
11808 Northup Way, Suite W-190
Bellevue, Washington 98005
(425) 893-8273

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$10,568,390	$1,243.90

ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT (A)(5)(A)

(1) Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 6,216,700 warrants to purchase shares of common stock at the tender offer price of $1.70 per share.

(2) The amount of the filing fee equals 0.0001177000 of the transaction value.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,243.90
Form or Registration No.: SC TO-1
Filing party: Helix BioMedix, Inc.
Date filed: March 1, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Helix BioMedix, Inc., a Delaware corporation (“Helix” or the “Company”) commenced an offer to exchange up to 6,216,700 warrants to purchase shares of its common stock. The exchange offer was made upon the terms and subject to the conditions set forth in the Warrant Exchange Circular dated May 3, 2005 (the “Revised Warrant Exchange Circular”), which together with the exhibits thereto, the Press Releases dated March 1, 2005, March 30, 2005 and April 28, 2005, and the Letter to Warrant Holders dated May 3, 2005 constituted the exchange offer, and are referenced as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule TO. The Exchange Offer materials were mailed to warrant holders on May 3, 2005.

This Final Amendment to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements under the Securities and Exchange Act of 1934, as amended.

On June 1, 2005, Helix issued a press release announcing the final results of the exchange offer, which expired on May 31, 2005. The press release is included herein as Exhibit (a)(5)(B)

ITEM 12. EXHIBITS.

(a)(1)(A) Revised Warrant Exchange Circular dated May 3, 2005 incorporated herein by reference.*
(a)(1)(B) Press Release dated March 1, 2005 incorporated herein by reference.*
(a)(1)(C) Press Release dated March 30, 2005 incorporated herein by reference.*
(a)(1)(D) Press Release dated April 28, 2005 incorporated herein by reference.*
(a)(1)(E) Letter to Warrant Holders dated May 3, 2005 incorporated herein by reference.*
(a)(5)(A) Press Release dated June 1, 2006, attached hereto and incorporated herein by reference.

(b) Not applicable.
(d) Not applicable.
(g) Not applicable.
(h) Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David H. Kirske

(Signature)

David H. Kirske, Vice President and Chief Financial Officer

(Name and title)

June 1, 2005

(Date)